

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Via E-mail
Richard J. Lampen
President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, Florida 33137

> **Re:** **Ladenburg Thalmann Financial Services Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 17, 2015**
> **File No. 1-15799**

Dear Mr. Lampen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. Refer to the following statement on page 29: "These acquisitions may involve payments of material amounts of cash, the incurrence of material amounts of debt, which would increase our leverage, or the issuance of significant amounts of our equity securities, which may be dilutive to our existing shareholders." In future filings, please summarize the net financial impact of your acquisitions during the three-year period covered by your financial statements. For instance, provide context by quantifying your increased leverage or share dilution over a meaningful time period.

Richard J. Lampen
Ladenburg Thalmann Financial Services Inc.
March 8, 2015
Page 2

Item 15. Exhibits and Financial Statement Schedules, page 46

2.   We note that under the forgivable loan agreements with National Financial Services LLC one of the conditions precedent to the forgiveness of your indebtedness is that each of the clearing agreements with NFS must be in full force and effect, with no material defaults or other termination events having occurred and continuing thereunder. It appears that your business is substantially dependent on these contracts inasmuch as the principal and interest amounts forgiven are material to your results. Please file the clearing agreements as exhibits, or alternatively tell us why you believe they are not required to be filed. See Item 601(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Via E-mail
Brett H. Kaufman
Ladenburg Thalmann Financial Services Inc.